STATE OF INDIANA	)		IN THE MARION COUNTY SUPERIOR COURT
	)	SS:
COUNTY OF MARION	)		CAUSE NO.

RICHARD FRANK, on behalf of himself and all	)
others similarly situated,	)
)
Plaintiff,	)
)
v.	)
)
JEFFREY H. SMULYAN, SUSAN BAYH,	)
GARY KASEFF, RICHARD LEVENTHAL,	)
PETER LUND, GREG NATHANSON,	)
LAWRENCE SORREL, PATRICK WALSH,	)
EMMIS COMMUNICATIONS CORPORATION,	)
JS ACQUISITION, INC., JS ACQUISITION, LLC,	)
and ALDEN GLOBAL CAPITAL,	)
)
Defendants,	)
COMPLAINT
     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief premised on the investigation of his counsel as to all other matters, as follows:
NATURE OF ACTION
     1. This action is class action brought pursuant to Ind. Code § 23-2-3.1-10(b) on behalf of two classes of similarly situated persons composed of: (i) shareholders of Emmis Communication Corporation (“EMMIS” or the “Company”) Class A common stock (the “Common Stock Class”); and (ii) shareholders of EMMIS preferred stock (the “Preferred Stock Class”, and together with the Common Stock Class, the “Classes”) — who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company.

     2. This action arises from breaches of fiduciary duties in connection with a “going private” transaction (the “Transaction”) — detailed in an April 26, 2010, press release — for grossly inadequate consideration and in breach of defendants’ fiduciary duties, whereby JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) intend to purchase all shares of Class A common stock of EMMIS (excluding shares owned by JS Acquisition, Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40 (referred to in the Schedule TO as “the “JS Acquisition Tender Offer”), and exchange all of the outstanding shares of preferred stock for newly issued 12% senior subordinated notes due in 2017 (referred to in the Schedule TO as “the “Exchange Offer”).
     3. The JS Acquisition Tender Offer commenced on June 2, 2010, and is scheduled to expire at 5:00 p.m., New York City time on Tuesday, June 29, 2010, unless extended in accordance with its terms.
     4. Plaintiff alleges that he and other public shareholders of EMMIS common stock and preferred stock are entitled to enjoin the Transaction or, alternatively, to recover damages in the event that the Transaction is consummated. The negotiation and structure of the Transaction are the result of an unfair process, which does not provide adequate value for EMMIS shareholders. The lack of a bidding process and the lack of transparency in the negotiation process will result in the withholding of important information regarding the value of their shares of EMMIS from shareholders. The decision of the Director Defendants (as defined below), who constitute the Company’s Board of Directors, to agree to the Transaction constitutes a breach of their fiduciary duties to plaintiff and other EMMIS shareholders. This breach has been further exacerbated by the participation of Defendants Smulyan, Alden, JS Acquisition, Inc., and JS

Acquisition, LLC, who aided the breach in order to purchase the Company at an inadequate price.
     5. Under the terms of the Transaction, EMMIS public shareholders will be cashed-out pursuant to grossly unfair and inadequate terms to the benefit of Smulyan, the controlling shareholder.
Heightened Review is Required
     6. Defendant Smulyan, by virtue of his stake in the Company, and those committed to vote with him, represent approximately 69.3% of the combined voting power of the outstanding shares of Emmis Common Stock, voting together as a single class. Defendant Smulyan dominates the corporate affairs of EMMIS and exercises actual control over the Company.
     7. Defendant Smulyan, as a controlling shareholder of EMMIS, stands on both sides of the proposed Transaction, thus subjecting the Transaction to a heightened standard of review requiring both fair price and fair dealing. Under this heightened standard, Smulyan and the members of the EMMIS Board must demonstrate that the proposed Transaction is fair to EMMIS shareholders as to the price to be paid to EMMIS shareholders and as to the process employed in furtherance of the Transaction.
     8. There exists a great disparity in the extent of the knowledge between Defendant Smulyan and the Director Defendants (defined below) on one hand and the EMMIS public shareholders on the other, making it impossible for the EMMIS shareholders to make an informed decision as to the fairness of the proposed Transaction.
     9. The Director Defendants (defined below), by their acceptance of the proposed Transaction, did breach their fiduciary duties of loyalty, good faith and independence, and, as a matter of law, have the burden of proving the inherent or entire fairness of the proposed Transaction, including all aspects of its negotiation, structure, price and terms.
JURISDICTION AND VENUE
     10. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that is incorporated in, conducts business in, and maintains operations in this State, or is an individual who has sufficient minimum contacts with the State of Indiana so as to render the exercise of jurisdiction by the Indiana courts permissible under traditional notions of fair play and substantial justice.
     11. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this District, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to EMMIS shareholders occurred in this District, and defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.
     12. This action is not removable under the Securities Litigation Uniform Standard Act (“SLUSA”), 15 U.S.C. § 78bb(f), because this action is based upon the statutory or common law of the State of Indiana, in which EMMIS is incorporated, and seeks injunctive relief. Additionally, this action involves: (1) a communication with respect to the sale of EMMIS common stock; (2) that was made by and on behalf of an affiliate of EMMIS to its shareholders; and (3) concerns decisions of EMMIS shareholders with respect to voting their securities, or acting in response to a possible acquisition offer.

PARTIES
     13. Plaintiff Richard Frank, is and, at all relevant times, has been the owner of shares of EMMIS common stock and preferred stock.
     14. Plaintiff purchased or acquired shares of EMMIS prior to the events giving rise to the allegations herein, and continues to hold such shares.
     15. Defendant EMMIS is a corporation duly organized and existing under the laws of the State of Indiana. The Company maintains its principal executive offices at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204. EMMIS owns and operates radio and magazine entities in large and medium sized markets throughout the U.S. EMMIS is the 9th largest radio group in the U.S (based on listeners), and operates Network Indiana in Indianapolis; and WTHI (99.9 FM) and WWVR (105.5 FM) in Terre Haute, Indiana.
     16. EMMIS had 32,905,904 Class A common shares, 4,930,680 Class B common shares and approximately 2,800,000 preferred shares outstanding on April 30, 2010. EMMIS stock trades on the NASDAQ under the symbol “EMMS.”
     17. Defendant Jeff Smulyan founded EMMIS in 1979 and is the Chairman, Chief Executive Officer and President of the Company. He previously owned the Seattle Mariners Major League Baseball team. Smulyan owns all the Class B shares and as of May 17, 2010, when combined with his Class A holdings and shares of those connected to vote with him, Smulyan is entitled to 69.3% of the shareholder vote.
     18. Defendant Susan Bayh has been a director of the Company since June 1994.
     19. Defendant Gary Kaseff was the Company’s Executive Vice President and General Counsel until his resignation in March 2009. He remains employed by EMMIS and has been a director since 1994. Previously, he was President of the Seattle Mariners Major League Baseball team when owned by defendant Smulyan.
     20. Richard Leventhal has been a director of the Company since 1992.
     21. Peter Lund has been a director of the Company since 2002. He was formerly Chairman and Chief Executive Officer of EOS International, Inc., a holding company.
     22. Greg Nathanson was the Company’s Television Division President before resigning in October 2000. He has been a director of the Company since 1998.
     23. Lawrence Sorrel has been a director of the Company since 1993.
     24. Patrick Walsh became Executive Vice President and Chief Financial Officer of Emmis in September 2006 and added the position of Chief Operating Officer in December 2008. He has been a director of the Company since December 2008.
     25. The individuals identified above are collectively referred to throughout this complaint as the “Director Defendants.”
     26. Defendant JS Acquisition is a corporation duly organized and existing under the laws of the State of Indiana and formed by defendant Smulyan owned by defendant Smulyan and JS Acquisition LLC.
     27. Defendant JS Acquisition, LLC (“JS Parent”) is a newly-formed Indiana limited liability company that is wholly owned by Defendant Smulyan.
     28. Defendant Alden is a private investment partnership with over $3 billion in assets under management located at 885 Third Avenue, New York, New York 10022. An Alden managing director, Eli Combs, was employed at EOS International, Inc., a holding company that Defendant Lund formerly headed as Chairman and Chief Executive Officer. Alden owns about

10.4% of the Class A common stock and 42% of the preferred shares of the Company. Since January 4, 2010, Alden has acquired approximately 615,519 shares of Emmis preferred stock.
     29. The Director Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant herein, required the Director Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.
     30. Each Director Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director if the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
     31. Each Director Defendant owed and owes EMMIS and its public shareholders fiduciary duties and were and are required to:
a.	Further the best interests of EMMIS and its public shareholders;

b.	Undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates;

c.	Maximize the financial recovery for EMMIS shareholders;.

d.	Refrain from abusing their positions of control;

e.	Refrain from favoring their own interests at the expense of EMMIS and its shareholders;

f.	Only consent to transactions that are in the financial interest of EMMIS shareholders; and

g.	Act in good faith in carrying out their obligations to shareholders with due care and information.
     32. Because the Director Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the proposed Transaction, the burden of proving the inherent or entire fairness of the Transaction, including all aspects of its negotiation, structure, price and terras, is placed upon defendants as a matter of law.
     33. Defendant Smulyan, as the controlling shareholder of EMMIS, owes fiduciary duties to the EMMIS public shareholders and owes them the highest obligations of loyalty, good faith and fair dealing.
CLASS ACTION ALLEGATIONS
     34. Plaintiff brings this case on his own behalf and as a class action, pursuant to Rule 23 of the Indiana Rules of Trial Procedure of two classes of similarly situated persons composed of: (i) the Common Stock Class; and (ii) the Preferred Stock Class. Excluded from the Classes are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who have been or will be adversely affected by defendants’ actions as are described more fully below.
     35. This action is properly maintainable as a class action.
     36. The Classes are so numerous that joinder of all members is impracticable. The Company has thousands of shareholders who are scattered throughout the United States.
     37. A class action is superior to other methods for the fair and efficient adjudication of the claims asserted herein, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual investor class members prosecuting separate claims is remote.
     38. There are questions of law and fact that are common to the Classes and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

a.	whether the Transaction as proposed and structured denies shareholders information (particularly with respect to the value of their shares) necessary to make an informed decision whether to sell their shares;

b.	whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of the EMMIS public shareholders;

c.	whether the Director Defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Classes, including their duties of loyalty, due care, and full disclosure in ensuring that the Transaction is entirely fair to EMMIS shareholders;

d.	whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiffs and other members of the class; and

e.	whether plaintiff and the other members of the Classes are being and will continue to be irreparably injured by the wrongful conduct alleged herein and, if so, the proper remedy and/or measure of damages.
     39. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the respective Classes and plaintiff has the same interests as the other members of the respective Classes. Plaintiff is an adequate representative of the Classes and will fairly and adequately represent the Classes.
     40. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.
     41. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.
     42. The prosecution of separate actions by individual members of the Classes would create the risk of inconsistent or varying adjudications with respect to individual members of the Classes which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Classes which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     43. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Classes and, therefore, preliminary and final injunctive relief on behalf of the Classes as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     44. Emmis Communications Corporation (formerly Emmis Broadcasting) was incorporated in Indiana in 1979 when Founder and Chairman Smulyan purchased a small FM station in Shelbyville, Indiana.
     45. The Company went public in 1994 and now owns and operates radio stations in the nation’s largest markets.
     46. In 1998 the Company entered the publishing and television businesses, and changed its name to better reflect its disparate operations.
     47. In 2006, Defendant Smulyan made an offer to take the Company private at a price of $15.25 per share for a deal valued at approximately $567 million. EMMIS formed a special committee to consider the offer. However, negotiations broke down and Smulyan eventually withdrew his offer because Smulyan and the special committee were unable to come to an agreement on a proposal to bring to a shareholder vote. The Associated Press reported that upon withdrawing his bid, Smulyan vowed that he would block any other bid for the Company.
     48. Smulyan now controls approximately 69.3% of the Company’s voting power by virtue of his ownership of Class A shares, total ownership of all the Class B shares and agreements with other shareholders, including the Alden Fund to vote in accord with his interests.

     49. Minority shareholders have ho real ability to vote down the proposed Transaction because Smulyan and his associates control the Company.
     50. The Transaction also requires that 66.7% of the preferred shares vote in favor of the proposed deal. This exercise, however, is also essentially a. fait accompli. Alden, Smuylan’s affiliate in the Transaction, controls 42% of EMMIS’ preferred stock. Alden already has agreed to exchange its shares of preferred stock for bonds with a 12% interest rate. Thus, less than 25% of the preferred stockholders would have to vote in favor of the Transaction for it to be approved.
     51. The Transaction further disenfranchises the preferred shareholders because its terms eliminate their right to select two board members.
     52. The consideration for the transaction is also inadequate. The offer price of $2.40 for each common share represents a premium of just 4% over the closing price on April 20, 2010, the day prior to the disclosure of the offer
     53. According to the terms of the proposed Transaction, Alden will contribute $80 million of the consideration for the deal.
THE FUTURE LOOKS BRIGHT
     54. On September 28, 2009, in an article appearing in the Indianapolis Business Journal, Defendant Walsh stated he was confident that the Company’s stock had bottomed out at a low of $0.24 per share on July 24, 2009, and was “hopeful” that the Company’s stock would continue to rise through the Company’s own operating performance. Consequently, by being cashed out of their holdings in the Company, EMMIS shareholders will be unable to share in the long-term growth of the Company described by Defendant Walsh. All future benefits will inure solely to Defendants Smulyan and Alden, which will end up owning all the equity in the Company, to the detriment of plaintiff and the Classes.

     55. The performance of the Company and the communications industry, in general, were without question one of the biggest victims of the general economic downturn, which began in October 2008. The communications industry, which relies so heavily on advertising as a source of revenue, was hit hard as many companies cut their advertising budgets as a result of the poor economic climate. As the economy recovers, advertising budgets will expand and EMMIS will experience its former success once again.
     56. EMMIS, unlike many of its competitors such as Clear Channel or Citadel Broadcasting, is not laden with debt and is in sound financial shape because of sound decisionmaking in avoiding acquisitions during the industry “binge-buying” of the 1980s and 1990s. Thus, EMMIS is both currently undervalued for a Company with a stable financial situation and is an attractive target for other acquirers.
     57. On April 7, 2010, Cumulus Media, Inc., one of EMMIS’ competitors, and the second largest radio broadcasting company in the United States, announced that it, along with Crestview Partners, is seeking a “strategic investment partnership that will seek to invest in premium radio broadcasting companies that present attractive opportunities for significant long-term capital appreciation.” Cumulus Media announced that they may spend over $1 billion acquiring such companies — an amount more than sufficient to acquire EMMIS.
THE OFFER
     58. On April 26, 2010, Defendants JS Acquisition and Alden, released a letter of intent for JS Acquisition, to acquire all shares of EMMIS Class A common stock at a purchase price of $2.40 and an option to exchange preferred shares of the Company for newly-issued 12% subordinated notes due in 2017. The release states in pertinent part:
INDIANAPOLIS, April 26 /PRNewswire/ — JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) today announced that they have entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis Communications Corporation (“Emmis”; Nasdaq: EMMS) (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40. The consideration offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the 180-trading day average closing price of the Class A Common Stock. Alden Global Capital is a private asset management company with over $3 billion under management.
The Letter of Intent also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock. The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.
Upon completion of the Transactions, Mr. Smulyan will hold substantially all of a new class of voting common stock of Emmis and Mr. Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition. JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis. Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.

The completion of the Transactions is subject to certain conditions including (i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.
     59. This announcement highlights the strategic timing of the Transaction. Shortly after a competitor has announced that it is seeking to purchase a company similar to EMMIS, JS Acquisition and Alden announced their intention to take the Company private. Essentially, they are preserving for themselves the opportunity to flip the company to a buyer such as Cumulus while depriving the shareholders of the benefit of a competitive bidding process.
     60. Alden has already agreed to the conversion of its preferred stock and has pledged $80 million, which will contribute to the financing of the Transaction, in exchange for Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition.
     61. Pursuant to the Merger Agreement entered into on May 25, 2010, the Transaction is subject to certain conditions including: (i) receipt of all required stockholder approval, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts described above and (vii) other customary conditions.

     62. On May 27, 2010, a Tender Offer Statement pursuant to Schedule TO together with a Rule 13E-3 Transaction Statement (collectively, the “Schedule TO”) was filed in connection with the Transaction. As described herein, the Schedule TO, and, inter alia, incorporated Proxy Statement/Offer to Exchange, makes it plain that the Transaction is both coercive and designed to cash-out plaintiff and the other minority shareholders of the Company through an unfair process and at an unfair price to the benefit of Defendants.
Unfair Process And Price
     63. The consideration offered to EMMIS Class A common stock shareholders and preferred stock shareholders, other than the Defendants, is grossly inadequate. The Company is undervalued in the market as it will be experiencing positive operating results in the future as a result of the economic recovery and the expanding advertising budgets of its customers.
     64. Moreover, the offer is coercive to the preferred stock shareholders of EMMIS. If a preferred stock shareholder does not convert their preferred shares, the Schedule TO discloses that dissenting preferred shares will be converted into Class A common stock immediately prior to the merger and receive the same consideration as Class A common stock shareholders — an amount less than otherwise required by the Company’s Articles of Incorporation.
     65. The Directors Defendants have failed to actively shop the Company resulting in the absence of a bidding process, which has contributed to the inadequate consideration and the harm to shareholders. The Director Defendants have not sought out or investigated other potential buyers, such as Cumulus, which has much greater financing resources than JS Acquisition. The suggestion after Defendant Smuylan’s prior bid failed that he would block any other bid on the Company would seem to imply that, at a minimum, no third party would be able to make a competing bid for the publicly held shares of EMMIS without the consent of Smulyan.

     66. Indeed, the Schedule TO discloses as much: “Mr. Smulyan, in his capacity as the controlling shareholder of Emmis, has informed Emmis that he would not be willing to approve any other transaction that competes with or impedes the Transactions. For this reason, the board of directors of Emmis did not consider alternative transaction.”
     67. In connection with the Transaction, the Schedule TO discloses that a Committee of Disinterested Directors of Emmis (the “Committee”) was formed. As discussed herein, the Special Committee is window-dressing on an otherwise unfair transaction.
     68. The Committee is comprised of Defendants Bayh, Lund and Sorrel. The Schedule TO discloses that Committee determined the following :
[T]he Merger Agreement, including the JS Acquisition Tender Offer and the Merger, were advisable and fair to, and in the best interest of, Emmis and the holders (the “Unaffiliated Shareholders”), other than Mr. Smulyan, JS Acquisition, JS Parent, Alden and the other holders of Class A Common Stock who will be investors in JS Parent.
     69. However, the Committee expressly did not make any determinations or recommendations with respect to the Exchange Offer, or with respect to the Proposed Amendments discussed above in connection with the letter of intent. Similarly, the board of directors of the Company is not making any recommendation in these regards because:
The Emmis board of directors believes that, because of the circumstances surrounding the Transactions, including the background of the Transactions, the conflicts of interest inherent in the Transactions and the lack of a recommendation by the Emmis board of directors, each holder of Existing Preferred Stock should not rely on the fairness determination of the Emmis board of directors and should make its own independent analysis.
(Emphasis added). The Committee and the board of directors are essentially abandoning plaintiff and members of the Preferred Stock Class, telling them that it is “every investor for himself.”

     70. This is confirmed by the Schedule 14D-9 publicly filed by EMMIS with the SEC on June 2, 2010 (the “14D-9”). In the 14D-9, the Committee stated that it had determined that the
Merger Agreement, including the Offer and the Merger, is advisable and fair to and in the best interest of Emmis and the holders of Shares (other than the Interested Parties) and unanimously recommended that the Board adopt resolutions (i) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approving and adopting the Merger Agreement, the Offer and the Merger and (iii) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.
     71. With respect to the Exchange Offer, the 14D-9 attempts to justify the Committee’s failure to issue a recommendation by disclosing that “[t]he Committee was not requested to by Emmis or the Board and did not consider the terms of the Exchange Offer or the Proposed Amendments in determining the fairness of the Offer to the holders of Shares. The Committee did not make any determination or recommendation with respect to the Exchange Offer or the Proposed Amendments.”
     72. Despite any purported reason why the Committee was not requested to render a recommendation with respect to the Exchange Offer and Proposed Amendments, reason suggests that the Committee was not asked to opine because the Exchange Offer and Proposed Amendments are not fair to the Preferred Class, and thus the Committee would be unable to state to the contrary.
     73. At best, this non-recommendation is a product of the inherent conflicts of interest attendant to the Transaction. As disclosed in the Schedule TO:
     Q: Do the Transactions involve any conflicts of interest?

Yes. The board of directors of Emmis has determined, based on the recommendation of the Committee, that the JS Acquisition Tender Offer and the Merger are in the best interests of the holders (the “Unaffiliated Shareholders”) of the Class A Common Stock other than Mr. Smulyan, JS Acquisition, JS Parent, Alden and the other holders who will be investors in JS Parent. See “Special Factors — Background.” The Exchange Offer and Proposed Amendments are conditions to the completion of the JS Acquisition Tender Offer. Emmis would not seek to complete the Exchange Offer and Proposed Amendments absent the other Transactions, and JS Acquisition Parent would not complete the other Transactions absent commencement of the Exchange Offer and effectuation of the Proposed Amendments. As a result, there is an inherent structural conflict of interest for the board of directors of Emmis. The Committee (the members of which are disinterested in the Transactions other than as to ownership of Class A Common Stock) would be unable to make an independent determination of whether the Exchange Offer and the Proposed Amendments are in the best interests of the holders of Existing Preferred Stock due to the effect that such determination could have on its determination of what is best for Emmis and the Unaffiliated Shareholders who hold Class A Common Stock. For a discussion of the Committee’s and full board of directors’ determinations with respect to the Exchange Offer and the Proposed Amendments see “Special Factors — Fairness of the Exchange Offer — Emmis”.
In addition to the structural conflicts of interest for the board of directors as between holders of Class A Common Stock and holders of Existing Preferred Stock, the Transactions involve other significant conflicts of interests as a result of the interests of directors and officers of Emmis in the Purchasing Group, Alden and the Rolling Shareholders. Mr. Smulyan, our Chairman, CEO and controlling shareholder, will own a majority of the common equity interests in JS Parent upon completion of the Transaction. Other officers and directors will also own common equity interests in JS Parent upon completion of the Transaction. In addition, Mr. Heath Freeman, a Managing Director of Alden Global Capital, became a member of the Emmis board of directors at the same meeting at which the Merger Agreement and other Transactions were approved and, although he did not participate in any deliberations of the board of directors and was not present at that meeting, the Alden Fund holds approximately 41.4% of the Existing Preferred Stock and has agreed with JS Parent to vote in favor of the Proposed Amendments. Alden Media will also hold substantial common interests and preferred interests in JS Parent upon completion of the Transactions.
For these and other reasons, neither the Committee nor the board of directors of Emmis is making any recommendation to holders of Existing Preferred Stock as to whether to vote to approve the Proposed Amendments or participate in the Exchange Offer.
(Bold emphasis added; italics in original). These conflicts revealed in the Schedule TO make it evident that the Transaction is to the benefit of the Defendants, rather than the unaffiliated shareholders, which are being forced out pursuant to an unfair process at an unfair price.
     74. Moreover, the Schedule TO omits material facts, and fails to provide shareholders with adequate information regarding the offer from JS Acquisition and the other Defendants, because there has been little to no transparency in the negotiation process. The presence of interested parties in the transaction should require greater transparency, however, in this case, the shareholders have not been provided with proper analysis of the process of negotiation, the deal terms, the value of the Company or any negotiations with any other potential buyers.
     75. The 14D-9 demonstrates that the Committee failed to engage in meaningful negotiations concerning the tender offer’s price and the conditions precedent to its completion. On or about May 21, 2010, the Committee “determined to request an increase in the Offer Price per Share and discussed certain areas of concern with respect to conditions to the completion of the Offer.” On May 24, the Committee was notified that “JS Acquisition believed that it had fully priced the acquisition and that it was unwilling to increase the offer price” and that “JS Acquisition was unwilling to modify any of the material conditions to the closing of the Offer,” From the 14D-9, it appears that no further efforts were undertaken to negotiate the price or conditions at issue.
     76. Another typical hallmark demonstrating that a tender offer is not coercive is that it is conditioned upon a nonwaivable majority of the minority stockholders approving the tender offer. In contrast here, the Transaction is conditioned on a tender that includes those shares held by Defendants. A press release issued by the Company on May 25, 2010 states, in pertinent part, that:
[t]he completion of the tender offer will be subject to the condition that the number of shares validly tendered, when combined with the shares held by JS Acquisition and its investors, including Mr. Smulyan and Alden, represents at least a majority of the outstanding Class A Common Stock and Class B Common Stock.
(Emphasis added).
     77. The Schedule TO contains material omissions of fact, in breach of the duty of full and fair disclosure, rendering the Transaction unfair as well as coercive. It fails to disclose, inter alia, that by including shares held by Defendants in this “majority” calculation, any protection intended to be offered thereby is rendered illusory.
     78. In this regard, the 14D-9, the Committee confirmed the unfairness of the lack of a majority of the minority condition as one of the potentially negative factors of the JS Acquisition Tender Offer:
Absence of a Majority of the Minority Condition. The Offer is conditioned on at least a majority of the outstanding Emmis’ Common Stock, when combined with the Emmis Common Stock owned by the Interested Parties, being tendered in the Offer. The Interested Parties beneficially own, in the aggregate, as of May 17, 2010, approximately 21.4% of the outstanding Emmis Common Stock and the Offer is not conditioned on a majority of Emmis’ unaffiliated common shareholders tendering their Shares. The Committee considered this fact because it increased the likelihood that the Offer and the Merger will be completed even if a significant number of Emmis’ unaffiliated holders of Shares did not tender their Shares in the Offer.
     79. The 14D-9 also lists another of other factors that it considered to be “potentially negative factors,” which highlight the unfairness and coerciveness of the JS Acquisition Tender Offer:

Loss of Ability to Participate in the Future Growth of Emmis. Any holder of Shares who tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent Merger would cease to participate in the future earnings or growth, if any, of Emmis or benefit from increases, if any, in the value of Emmis.
* * *
The Conditions to the Offer. The completion of the Offer is subject to various conditions, including, among others, that 2/3 of the holders of Existing Preferred Stock vote to amend the terms of the Existing Preferred Stock, that the Alden Purchase Agreement is not terminated and that Alden Media Holdings, LLC pays the purchase price to JS Acquisition in cash pursuant to the Alden Purchase Agreement. The Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore that the Shares may not be purchased pursuant to the Offer and that the Merger may not be completed.
No Meaningful Right of Minority Shareholders to Vote on the Merger. The Committee noted the fact that if the Offer is completed, Emmis’ remaining common shareholders who are unaffiliated with JS Acquisition will not have a meaningful opportunity to vote on the Merger, because following completion of the Offer, JS Acquisition will control at least approximately 51% of the outstanding shares of Company common stock, and therefore JS Acquisition will control the votes required to approve the Merger. In addition, JS Acquisition may be able to complete the Merger without any shareholder vote if JS Acquisition owns at least 90% of the outstanding shares of each class of Emmis’ stock.
Limitations on Emmis’ Ability to Obtain Alternative Offers. The Committee considered the limitations on Emmis’ ability to obtain alternative offers from third parties to acquire Emmis as a result of the Mr. Smulyan’s ownership position in Emmis, the termination fee payable by Emmis, the fact that JS Acquisition has a “last look” right with respect to superior proposals received by Emmis and Mr. Smulyan’s public statement that he would not support any such alternative transaction. These considerations caused the Committee to conclude that it was unlikely that an alternative transaction would be proposed by a third party.
Shareholder Disenfranchisement
     80. The Class A Common Stock shareholders of EMMIS, because of the presence of an interested, controlling party in Defendant Smulyan, who currently holds or otherwise controls

69.3% voting interest in the Company, have had their voting rights disenfranchised by this controlling party. For example, because of Defendants’ Smulyan and Alden’s common stock ownership, the Proposed Amendments will be approved by the Company’s common stock holders.
     81. The preferred stockholders of EMMIS have had their voting rights disenfranchised because of the presence of an interested, controlling party in Defendant Alden, which currently holds approximately 42% of the preferred shares and has already committed them towards the Transaction for a special consideration, which is unavailable to other similar shareholders. Defendant Alden’s commitment renders the process substantially impaired as JS Acquisition, will only need to obtain approximately 24.7% of the preferred shares to meet the Transaction threshold of 66.7% of the preferred stock.
     82. Specifically, preferred stockholders had the right to elect two board members if the Company failed to pay a dividend on April 15, 2010. As of April 16, 2010, the Company had failed to make such a distribution. Accordingly, preferred stockholders had until April 26 to nominate their two directors. However, on April 26, 2010, the Company published the letter of intent that effectively eliminated this right and proposed the exchange offer. Preferred stockholders have thus lost a right that they were vested with on April 15, 2010.
     83. The proposed acquisition also entails a waiving of Section 11 of Exhibit A to EMMIS’ Articles of Incorporation, which had guaranteed the preferred stock shareholders a redemption price per share equal to 100% of the liquidation preference plus accrued and unpaid dividends. The elimination of this provision results in a 40% loss on the liquidation preference and the exclusion of all accrued and unpaid dividends due to the preferred stock shareholders.

The June 2, 2010 Schedule TO
     84. On June 2, 2010, another Tender Offer Statement pursuant to Schedule TO together with a Rule 13E-3 Transaction Statement (collectively, the “June 2, 2010 Schedule TO”) was filed in connection with the Transaction. It contained, inter alia, the Offer to Purchase, dated June 2, 2010, in connection with the JS Acquisition Tender Offer, which commenced that day and will expire on June 29, 2010, at 5:00 p.m. New York City time, unless extended.
     85. Much like the Schedule TO, the June 2, 2010 Schedule TO also contains material omissions of fact, in failing to adequately describe the Transaction, the negotiation process, or lack thereof, and similarly demonstrates that the Transaction is both coercive and designed to cash-out plaintiffs and the other minority shareholders of the Company through an unfair process and at an unfair price to the benefit of Defendants.
Fiduciary Obligations
     86. The Director Defendants’ fiduciary obligations under these circumstances require them to:
a.	undertake an appropriate evaluation of EMMIS’s worth as a merger candidate or in liquidation;

b.	engage in a meaningful auction with third parties in an attempt to obtain the best value for the EMMIS public shareholders;

c.	act independently so that the interests of EMMIS’s public shareholders will be protected and enhanced; and

d.	adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved on the best interest of EMMIS shareholders; and

e.	undertake a valuation of the liquid value of the assets of EMMIS were they to be disposed of piecemeal in a liquidation auction; and

f.	disclose fully and completely all material information during consideration of the Transaction.
     87. The terms of the Transaction as now proposed are unfair to the Classes, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Director Defendants (by virtue of their positions of control of EMMIS) and that possessed by the public shareholders of Emmis.
     88. The Director Defendants’ failure to immediately reject the facially inadequate Transaction evidences their disregard for ensuring that shareholders receive adequate value for their stock, and their willingness to negotiate in the face of stockholder hostility. By failing to reject the Transaction outright Defendants are artificially depressing the value of EMMIS’s stock, thereby depriving plaintiff and the Classes of the right to receive the maximum value for their shares.
     89. The Director Defendants owe fundamental fiduciary obligations to EMMIS’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. The Director Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit themselves. Further, the directors of EMMIS must adequately ensure that no conflict of interest exists between the Director Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s shareholders.
     90. Because the Director Defendants dominate and control the business and corporate affairs of EMMIS and because they are in possession of private corporate information concerning EMMIS’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of EMMIS.
     91. According to the Company’s own Code of Business Conduct and Ethics, which is posted on its website, each person in the Company with important corporate governance functions is required to adhere to the following principles, among others:
a.	Respect and obey the laws of the cities, states and countries in which you operate;

b.	Avoid activities that give rise to a conflict of interest;

c.	Ensure that EMMIS’ accounting and financial records meet the highest standards of accuracy and completeness and that EMMIS’ public communications and reports are timely, full and fair; and

d.	Report illegal or unethical behavior and any violations of these principles.
     92. The Director Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Classes in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Classes.
     93. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Classes of their rights to realize a full and fair value for their stock at a premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value.
     94. Only through the exercise of this Court’s equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

     95. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Classes and will not only prevent the sale of EMMIS at a substantial premium, but facilitate the sale at an unfair price with inadequate information provided to Company shareholders, all to the irreparable harm of plaintiff and other members of the Classes.
     96. Plaintiff and the Classes have no adequate remedy at law.
COUNT I
CLAIM FOR BREACH OF FIDUCIARY DUTIES
AGAINST THE DIRECTOR DEFENDANTS
     97. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     98. By reason of the foregoing, the Defendants have breached their fiduciary duties to plaintiff and the Classes under Indiana law or aided and abetted in the breach of those fiduciary duties.
     99. The Director Defendants are knowingly or recklessly and in bad faith violating fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of EMMIS and have acted to put their personal interests ahead of the interests of EMMIS shareholders.
     100. By the acts, transactions and courses of conduct alleged herein, the Director Defendants, individually and as a part of a common plan, have acted knowingly or recklessly and in bad faith.
     101. The Director Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by acquiescing to the proposed Transaction without regard to the fairness of the transaction to EMMIS shareholders and by failing to disclose all material information concerning the proposed Transaction to such shareholders.

     102. As demonstrated by the allegations above, the Director Defendants are knowingly or recklessly failing to exercise the care required, and breaching their duties of loyalty, good faith, candor and independence owed to the shareholders of EMMIS because, among other reasons:
a.	they are taking steps to avoid competitive bidding, to cap the price of EMMIS stock and to give Smulyan and Alden an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

b.	they are ignoring or are not protecting against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the proposed Transaction;

c.	they are failing to disclose all material information that would permit EMMIS stockholders to cast a fully informed vote on the proposed Transaction, including both financial information and regulatory information which may materially affect the Company and the its shareholders; and

d.	they have breached their duty of care by failing to consider any alternative whatsoever for EMMIS other than the sale to JS Acquisition, and failing to consider selling EMMIS to another buyer or having EMMIS remain independent.
     103. Because the Director Defendants dominate and control the business and corporate affairs of EMMIS, and are in possession of private corporate information concerning EMMIS’ assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of EMMIS which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     104. By reason of the foregoing acts, practices and course of conduct, the Director Defendants are knowingly or recklessly and in bad faith failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Classes.
     105. Unless enjoined by this Court, the Director Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the Classes, and may allow consummation of the proposed Transaction which will exclude the Classes from their fair share of EMMIS’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Classes.
     106. The Director Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Classes, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to the members of the Classes.
     107. As a result of the Director Defendants’ unlawful actions, plaintiff and the other members of the Classes are being harmed in that Director Defendants will deprive plaintiff and the entire Classes of a fair sale process. Unless the Transaction is enjoined by the Court, the Director Defendants, will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Classes, will not engage in arm’s-length negotiations on the proposed Transaction terms, and will not supply to EMMIS shareholders sufficient information to enable them to cast informed votes on the proposed Transaction and may consummate the Transaction, all to the irreparable harm of the members of the Class.
     108. Plaintiff and the members of the Classes have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the members of the

Classes be fully protected from the immediate and irreparable injury which the Director Defendants’ actions threaten to inflict.
COUNT II
CLAIM FOR AIDING AND ABETTING BREACH OF
FIDUCIARY DUTIES AGAINST SMULYAN, ALDEN,
JS ACQUISITION, INC., AND JS ACQUISITION, LLC
     109. Plaintiff incorporates by reference and repeats and realleges all previous allegations as if set forth in full herein.
     110. Defendants Smulyan, Alden, JS Acquisition, Inc., and JS Acquisition, LLC, knowingly aided and abetted the Director Defendants in breaching their fiduciary duties owed to the public shareholders of EMMIS, including plaintiffs and the members of the Classes.
     111. The Director Defendants owed to plaintiff and the members of the Classes certain fiduciary duties as fully set out herein.
     112. By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to plaintiff and the members of the Classes.
     113. Defendants Smulyan, Alden, JS Acquisition, Inc., and JS Acquisition, LLC, colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Director Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Classes.
     114. Defendants Smulyan, Alden, JS Acquisition, Inc., and JS Acquisition, LLC, participated in the breach of the fiduciary duties by the Director Defendants for the purpose of advancing their own interests. Defendants Smulyan, Alden, JS Acquisition, Inc., and JS Acquisition, LLC, are attempting to obtain both direct and indirect benefits from colluding in or aiding and abetting the Director Defendants’ breaches.

     115. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
COUNT III
CLAIM FOR INDEMNIFICATION AGAINST THE DIRECTOR DEFENDANTS
     116. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     117. The Director Defendants breached, inter alia, their fiduciary duties of care, loyalty and disclosure under Indiana law to the shareholders of EMMIS.
     118. Plaintiff and members of the Classes, as shareholders of EMMIS, have been harmed by reason of the Director Defendants’ breaches of their fiduciary duties.
     119. As a result, the Director Defendants should be required to indemnify plaintiff and members of the Classes.
COUNT IV
INJUNCTION
     120. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     121. Plaintiff requests that the Court issue such injunctive orders as are necessary to restrain and enjoin defendants from consummating the Transaction.
     WHEREFORE, plaintiff demands judgment as follows:
     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Common Stock Class and the Preferred Stock Class;
     b. Ordering the Director Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:
(i) Cooperate fully with any entity or person having a bona fide interest in proposing any transactions that would maximize shareholder value, including, but not limited to, a merger or acquisition of EMMIS;
(ii) Adequately ensure that no conflicts of interest exist between the Director Defendants’ own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of EMMIS; and
(iii) Act independently so that the interests of the Company’s public stockholders will be protected;
     c. Ordering the Director Defendants, jointly and severally, to account to plaintiff, the Common Stock Class, and the Preferred Stock Class, for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;
     d. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Transaction;
     e. In the event that the Transaction is consummated, rescinding it and setting it aside;
     f. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;
     g. Awarding plaintiff his costs and disbursements, including reasonable allowances for fees of plaintiff’s counsel and reimbursement of expenses; and
     h. Granting plaintiff and the Classes such other and further relief as the Court may deem just and proper.

Dated: June 4, 2010

Respectfully submitted, Price Waicukauski & Riley, LLC

William N. Riley (#14941-49)
Brad A. Catlin (#21579-29)
James A. Piatt (#28320-49)
The Hammond Block Building
301 Massachusetts Avenue
Indianapolis, IN 46204
Telephone: (317) 633-8787
Facsimile: (317) 633-8797

Gregory M. Nespole
Gustavo Bruckner
Scott J. Farrell
270 Madison Avenue
New York, NY 10016
Telephone: 212-545-4600
Facsimile: 212-545-4653

Plaintiff’s Counsel

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